Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

CEMPRA, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

Cempra, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Article I of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

I.

The name of the corporation is Melinta Therapeutics, Inc. (the “Corporation”).

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 3rd day of November, 2017.

CEMPRA, INC.

By:	/s/ David Zaccardelli
Name:	David Zaccardelli
Title:	Acting Chief Executive Officer